Exhibit 99.3

FLAMEL TECHNOLOGIES
Société Anonyme with a stated capital of 2,596,587.12 euros
Principal Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)

379 001 530 R.C.S. LYON

BOARD REPORT TO BE SUBMITTED TO THE
EXTRAORDINARY SHAREHOLDERS’ MEETING TO BE
HELD ON NOVEMBER 7, 2003

Ladies and Gentlemen,

We have called you in an Extraordinary General Meeting in order to submit to your approval:

1.	proposed increases of the Company’s share capital reserved to the Company’s employees in accordance with Article L. 225-129 VII of the French Commercial Code with a view to regularizing the decisions relating to capital increases made during the shareholders’ meetings of the Company on July 19, 2001, December 19, 2001, June 20, 2002, September 19, 2002 and February 18, 2003, and

2.	proposed issuances of a total number of 200,000 Warrants (BSA) reserved to certain board members of the Company, and

3.	proposed implementation of a new stock option plan for 2004, concerning one million (1,000,000) shares (the “2004 plan”).

Before making a detailed presentation of the proposed transactions, we shall briefly make some comments on our performance since the beginning of the year.

As you know, the last twelve months have been successful for Flamel Technologies.

We have signed a number of deals with major pharmaceutical companies, including GlaxoSmithKline, Biovail and Merck.

We obtained significant milestones payments in recognition of our technical progress and scientific achievements.

We have also announced positive human clinical results on Basulin®, our long acting human insulin product. These results have contributed to make this project more attractive, and in mid August, we announced a licensing agreement with Bristol-Meyers Squibb for Basulin®.

Under the terms of the agreement, BMS will lead and assume the cost, of future development and manufacturing efforts for Basulin® . Flamel will continue to provide additional support for certain activities as the product moves forward in development. Bristol-Meyers Squibb will pay Flamel with a 20 M$ upfront payment and $145M in additional milestones payments. In addition, upon the authorization granted by the extraordinary shareholders’ general meeting dated July 31,2003, the Board of Directors decided to proceed with the issuance of 2 000 000 shares reserved to Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”).

The subscription price was set at 26.7319 euros per share, in accordance with the terms set forth by the extraordinary shareholders’ general meeting dated July 31,2003, and the shares were entirely subscribed for by Merrill Lynch on October 8, 2003. The total amount of the capital increase, including the share issuance premium, was 53,463,800 euros, as acknowledged by the Board during its meeting of October 13, 2003.

1.	Proposed increases of the Company’s share capital reserved to the Company’s employees in accordance with Article L. 225-129 VII of the French Commercial Code with a view to regularizing the decisions relating to capital increases made during the shareholders’ meetings of the Company on July 19, 2001, December 19, 2001, June 20, 2002, September 19, 2002 and February 18, 2003

Pursuant to Article L. 225-129 VII of the French Commercial Code, at the time of any proposed capital increase submitted to them, the shareholders must also be invited by the Board of Directors to vote on a proposed capital increase effected in accordance with the conditions set forth at Article L. 443-5 of the French Labor Code, i.e. by way of reserving such capital increase to employees subscribing to, and any person authorized to subscribe to, a Company savings plan, even though the Company in question has not implemented such a plan. The resolutions concerning capital increases adopted in violation of such rules are void, unless they are expressly regularized by the shareholders’ meeting.

We have noted that the resolutions authorizing the Board of Directors to increase the Company’s share capital adopted during the shareholders’ meetings of the Company on July 19, 2001, December 19, 2001, June 20, 2002, September 19, 2002 and February 18, 2003, in connection with the issuance of warrants or the implementation of a stock option plan are not compliant with the provisions of Article L. 225-129 VII of the French Commercial Code, and are voidable, unless they are expressly regularized by the shareholders’ meeting.

Consequently, the Board of Directors of the Company has called you in a extraordinary general meeting in order to regularize the authorizations mentioned above, and has invited you, to this end, to vote on proposed capital increases reserved to the employees, it being noted that there will be as many proposed capital increases as there are decisions to be regularized.

These capital increases reserved to employees would entail the cancellation of the preferential subscription rights of the shareholders, warrant holders or any holder of any combined security in accordance with the conditions set forth by applicable laws and regulations.

In order to facilitate the implementation of these capital increases, you may authorize the Board and grant it all powers, for a time-period not exceeding two years, in order to:

–	increase, in connection with each of these capital increases, the share capital in a maximum nominal amount of 1% of the current share capital as of October 2, 2003, at its sole discretion and in one or several times, by way of the issuance of new shares, which would have to be fully paid-up upon subscription,

–	set the amount of the share subscription price, in accordance with the conditions set forth at Article L. 443-5 of the French Labor Code, under the supervision of the statutory auditor, and the number of shares granted to each beneficiary, pursuant to Article L. 225-138 of the Commercial Code,

–	set the dates of commencement and close of subscriptions,

–	inform the Company’s employees, close the subscriptions in advance once all of the new shares have been subscribed,

–	receive the payments, deposit the funds in accordance with the law, and

–	amend the bylaws accordingly, take all necessary steps, proceed with formalities required by law.

The shares issued in this manner would be totally equivalent to the existing shares as of the date of their issuance, would benefit from the same rights and would be subject to the same provisions of the bylaws and to the decisions of the shareholders’ meetings. The shares would have to be totally paid up in cash upon subscription.

If the subscriptions did not absorb the entirety of the contemplated capital increase, we propose that you authorize the Board of Directors to limit the capital increase to the amount of the subscriptions received, provided that this amount is at least equal to three quarters of the initial nominal amount of the capital increase.

We draw your attention to the fact that the Company does not have a company savings plan. In addition, these capital increases would not be appropriate in the light of the current situation of the Company.

2.	Proposed issuances of a total number of 200,000 Warrants (BSA) reserved to certain board members of the Company.

We were pleased also to announce the new composition of Flamel’s Board of Directors which is composed now with: Gérard Soula, Chairman of the Board (CEO) – Steve Willard (CFO) – Jean-Noël Treilles – Raul Cesan – William Dearstyne – Michel Greco.

The Board of Flamel is committed to:

•	Help to respect all the new rules of good governance imposed by SEC but also the French laws. We are very pleased to obtain the commitment to Flamel’s Board of two independent American members and two French members. All of them are well experienced as manager of public companies.
•	Help the Company to define its strategy and to develop the business. Their previous professional positions should help the management on these subjects.

The Annual General Assembly in April has nominated these new members. Then, the next Board of Directors has determined the package to offer to each independent board members, subject to the General Assembly approval. To day, we ask you to approve the board proposal.

All this informations have been reported in the prospectus (page S-7 and page 9) for the secondary offering.

It is also important to mention that the delay between the day of the board meeting which precised the compensation package (number of warrants and the price of the warrants) and to day, where your approval is required, the positive evolution of the stock of Flamel will oblige to take a charge on our P&L of the difference without any consequence on the cash situation.

No one on the board receive any fees for his service.

In connection with their respective contribution to the management of the Company, we first propose that you decide upon the issuance of 120,000 warrants (BSA) in favor of Messrs. Raul Cesan, Michel Greco and William Dearstyne, all three of whom are new board members of the Company.

This decision to issue warrants (BSA) reserved to Messrs. Cesan, Greco and Dearstyne, if you decide to adopt it, requires the cancellation of the preferential subscription rights of the shareholders as well as of the warrant holders and all of the holders of any other combined securities, in respect of the subscription of these warrants (BSA), for the benefit of Messrs. Cesan, Greco and Dearstyne.

In accordance with Article 155 of the decree of March 23, 1967, we inform you that in the context of this proposed issuance of 120,000 warrants (BSA), Messrs. Cesan, Greco and Dearstyne would be granted 40,000 warrants (BSA) each. These warrants (BSA) may be issued for a subscription price of 0.01 euro each, and each warrant (BSA) would give its holder the right to subscribe to one share of the Company for a subscription price of 9.88 euros, corresponding to the quotation price of a share of the Company on NASDAQ, in the form of ADSs, on the day preceding the Board of Directors meeting held on June 13, 2003, during which the issuance of such warrants (BSA) was initially proposed.

We also propose to you that these warrants (BSA) may not be exercised unless (i) subject to the express condition that their holders be board members of the Company on the day of such exercise, and (ii) exercised in 25% increments of the total number granted to each beneficiary in the following manner:

–	25%: June 13, 2004
–	25%: June 13, 2005
–	25%: June 13, 2006, and
–	25%: June 13, 2007.

We propose that you settle the subscription period for these warrants (BSA) as commencing on the day of the General Shareholders’ Meeting and closing on December 15, 2003.

We request that you grant all powers to the Board of Directors and its Chairman, in order to proceed with the implementation and completion of this operation and, notably, gathering the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA).

As a result of the issuance of the warrants (BSA) referred to above, we also invite you to authorize our Board to proceed with the issuance of a maximum of 120,000 new ordinary shares of an approximate nominal value of 0.12 euro each, that is, a capital increase of an approximate maximum nominal amount of 14,640 euros, and a share issuance premium of a maximum total amount of 1,172,000 euros, and grant the Board all powers to this effect, notably, in order to:

(i)	Set the dates for the commencement and close of the subscription period.
(ii)	Receive the subscriptions.
(iii)	Close the subscription period once all of the subscriptions have been gathered.
(iv)	Receive the payments.
(v)	Deposit the funds in a bank account in accordance with the law.
(vi)	Amend the bylaws as a result, and more generally,
(vii)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

In accordance with Article L. 228-95 of the Commercial Code, these shares may be issued within a maximum five-year period as from the date of the General Shareholders’ Meeting.

Furthermore, in accordance with Article L. 228-95 of the Commercial Code, we invite you to expressly relinquish your preferential right to subscribe for new shares, which will be issued as a result of the exercise of the subscription right in connection with the warrants (BSA) newly issued for the benefit of Messrs. Cesan, Greco and Dearstyne.

As a result of this issuance, in view of the interim financial situation as of June 30, 2003, which was agreed upon at a meeting of the Board of Directors on September 16, 2003, we inform you that the share of each ordinary share in the net equity, as of June 30, 2003, would go:

•	without taking into account issued securities giving access to the share capital, from 0.9233 euro to 0.9886 euro;

•	taking into account issued securities giving access to the capital (warrants and stock options to subscribe for shares not exercised as of June 30, 2003), from 1.776 euro to 1.819 euro.

In connection with their current and future respective contributions to the management of the Company, the Board also propose that you decide upon the issuance of 80,000 warrants (BSA) in favor of Messrs. Raul Cesan, Michel Greco, William Dearstyne and Jean-Noël Treilles, all four of whom are board members of the Company.

This decision to issue warrants (BSA) reserved to Messrs. Cesan, Greco, Dearstyne and Treilles, if you decide to adopt it, requires the cancellation of the preferential subscription rights of the shareholders as well as of the warrant holders and all of the holders of any other combined securities in respect of the subscription of these warrants (BSA), for the benefit of Messrs. Raul Cesan, Michel Greco, William Dearstyne and Jean-Noëlle Treilles.

In accordance with Article 155 of the decree of March 23, 1967, we inform you that in the context of this proposed issuance of 80,000 warrants (BSA), Messrs. Cesan, Greco, Dearstyne and Treilles would be granted 20,000 warrants (BSA) each. These warrants (BSA) may be issued for a subscription price of 0.01 euro each, and each warrant (BSA) would give its holder the right to subscribe to one share of the Company for a subscription price of 9.88 euros corresponding to the quotation price of a share of the Company on NASDAQ, in the form of ADSs, on the day preceding the Board of Directors meeting held on June 13, 2003, during which the issuance of such warrants (BSA) was initially proposed.

We also propose to you that these warrants (BSA) may not be exercised (i) unless subject to the express condition that their holders be board members of the Company on the day of such exercise, and (ii) until such time of the annual General Shareholders Meeting called on to vote on the approval of the financials for the fiscal year ending December 31, 2003.

We propose that you settle the subscription period for these warrants (BSA) as commencing on the day of the General Shareholders’ Meeting and closing on December 15, 2003.

We request that you grant all powers to the Board of Directors and its Chairman in order to proceed with the implementation and completion of this operation and, notably, gathering the subscriptions and payments in respect of the subscription for the aforementioned warrants (BSA).

As a result of the issuance of the warrants (BSA) referred to above, we also invite you to authorize our Board to proceed with the issuance of a maximum of 80,000 new ordinary shares of an approximate nominal value of 0.12 euro each, that is, a capital increase of an approximate maximum nominal amount of 9,800 euros, and a share issuance of a maximum total amount of 781,000 euros, and grant the Board all powers to this effect, notably, in order to:

(i)	Set the dates for the commencement and close of the subscription period.
(ii)	Receive the subscriptions.
(iii)	Close the subscription period once all of the subscriptions have been gathered.
(iv)	Receive the payments.
(v)	Deposit the funds in a bank account in accordance with the law.
(vi)	Amend the bylaws as a result, and more generally,
(vii)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

In accordance with Article L. 228-95 of the Commercial Code, these shares may be issued within a maximum five-year period as from the date of the General Shareholders’ Meeting.

Furthermore, in accordance with Article L. 228-95 of the Commercial Code, we invite you to expressly relinquish your preferential right to subscribe for new shares which will be issued as a result of the exercise of the subscription right in connection with the warrants (BSA), newly issued for the benefit of Messrs. Cesan, Greco, Dearstyne and Treilles.

As a result of this issuance, in view of the interim financial situation as of June 30, 2003, which was agreed upon at a meeting of the Board of Directors on September 16, 2003, we inform you that the share of each ordinary share in the net equity, as of June 30, 2003, would go:

•	without taking into account issued securities giving access to the share capital, from 0.9233 euro to 0.9669 euro;

•	taking into account issued securities giving access to the capital (warrants and stock options to subscribe for shares not exercised as of June 30, 2003), from 1.776 euro to 1.805 euro.

3.	Proposed implementation of a new stock option plan for 2004, concerning one million (1,000,000) shares (the “2004 plan”).

In order for the Company to be able to attract and/or keep talented executive officers and employees and to the extent that the number of stock options that your Board was authorized to allocate pursuant to the 2000, 2001 and 2003 plans is almost exhausted, we propose that you authorize the Board, for a term of thirty eight months, to grant, in one or several times, in accordance with Article L. 225-177 et seq. of the Commercial Code, for the benefit of employees of the Company or of some of them, as well as for the benefit of executive officers, as referred to in Article L. 225-185 paragraph 4 of the Commercial Code, a maximum number of one million (1,000,000) options giving right to the subscription for shares of the Company to be issued upon a capital increase of the Company (the “2004 Plan”).

Each option could entitle to the subscription by the beneficiary(ies) for one share of the Company, the price of which could be determined on the day when the options are granted by the Board.

We remind you in this regard that the shares of the Company, even if they are listed on NASDAQ, in the form of ADSs (American Depositary Shares), are not however, as regards to French law, considered as admitted to negotiation on a regulated market. Therefore, the subscription price for each share must be determined, in accordance with the objective share valuation methods, as provided for in Article L. 225-177 paragraph 4 of the Commercial Code, pursuant to an appropriate weighting of the net equity, the profitability and the business prospects of the Company.

It appears, in this regard, that the valuation method, which is the most objective and the most appropriate for the Company, is its market price on NASDAQ. Indeed, the share price, if it were calculated based on its mathematic value and/or the net equity, the profitability and the business prospects of the Company, even weighted, could result, with regard to the past market prices of the share, in the form of ADS, on NASDAQ, in a valuation substantially inferior to the real economic value of the share, the market price of which, on NASDAQ, remains the most objective valuation method.

Therefore, we propose that the price of the share to which each option would give right can be set by the Board of Directors based at the market price of the share, in the form of ADS, on NASDAQ, on the day preceding the date of the Board meeting, provided however that such price is not less than 80% of the average market price for the share on NASDAQ, in the form of ADS, during the last twenty trading days preceding said meeting. In this case, the price of the share should be equal or superior to 80% of the average market price for the share on NASDAQ, in the form of ADS, during the last twenty trading days preceding such meeting. Such minimum price is the price applicable to companies, the shares of which are admitted to negotiation on a regulated market.

As provided by law, the price of the shares, thus determined by the Board of Directors, may not subsequently be modified during the option period, except in the event that, in accordance with Article L. 225-181 of the Commercial Code, the Company effected one of the transactions contemplated at the fifth and sixth paragraphs of Article L. 225-161 of the Commercial Code and at the first and third paragraphs of Article L. 225-162 of the Commercial Code. In such cases, and within the conditions set by a Regulation enacted with the State Council and in order to take into account the incidence of such transaction, the Board would then have to proceed with an adjustment of the number and price of the shares included in the options granted to the options beneficiaries.

The options should be exercised within a maximum ten-year term as from their date of grant by the Board of Directors.

Accordingly, we propose that you authorize the Board of Directors and that you grant it all powers in order to:

–	set the terms and conditions of grant of the options, freely determine the beneficiaries of such options, subject to the provisions of laws and regulations, and, within such framework, if it considers it appropriate, the obligation for each beneficiary to be an employee of the Company or of the companies referred to in Article L. 225-180 paragraph 1 of the Commercial code, and/or to be an executive officer of the Company within the meaning of Article L. 225-185 paragraph 4 of the Commercial code, at the time of the exercise of options;

–	set, if it considers it appropriate, a period of untransferablity of the subscribed shares, in accordance with the conditions provided by applicable laws and regulations,

–	set the subscription price of the shares to which the options thus granted give right, in accordance with the terms and conditions determined by the Extraordinary General Shareholders’ Meeting,

–	set the exercise period(s) of the options thus granted, subject to the prohibitions and/or limitations provided by applicable laws and regulations and the by-laws in this regard, at the times that it will deem to be appropriate.

As a consequence of the foregoing authorization, we propose that you also authorize the Board of Directors and that you grant it all powers for the purpose of issuing a maximum of 1,000,000 shares with an approximate nominal value of 0.1219 euros, and accordingly, increasing the share capital in a maximum nominal amount of 121,900 euros.

In accordance with Article L. 225-178 of the Commercial Code, the authorization that would thus be granted to the Board of Directors would entail, for the benefit of options beneficiaries, an express waiver, by the shareholders of their preferential right to subscribe for the shares that will be issued subsequently to the exercise of options.

Finally, we propose that you authorize the Board and that you grant it all powers in order to:

(v)	Receive the subscriptions and related payments,
(vi)	Deposit the funds in a bank account in accordance with the law,
(vii)	Acknowledge the number of shares issued as a consequence of the exercises of the options granted, in accordance with the provisions of Article L. 225-178 paragraph 3 of the Commercial Code and, more generally,
(viii)	Take all measures necessary to implement the capital increase and complete all formalities required by law.

Finally, pursuant to Article L. 225-129 VII of the Commercial Code, we remind you that the shareholders must, for every proposed capital increase submitted to them, be also invited to vote on a contemplated capital increase to be effected pursuant to the provisions of Article L. 433-5 of the Labor Code, i.e. by reserving the said increase to employees having subscribed to and any person authorized to subscribe to a company savings plan, even though the company concerned has not implemented such a plan. The decisions of capital increase that would be adopted in violation of these rules are void, unless expressly regularized by the General Shareholders’ Meeting.

Accordingly, we also invite you to vote, as a consequence of the authorization to issue 1,000,000 shares granted to the Board of Directors within the framework of the implementation of the stock options plan for 2004, on a proposed capital increase reserved to employees of the Company having subscribed to a company savings plan.

This capital increase would imply the cancellation of the preferential subscription rights of the shareholders, the holders of warrants and holders of any other securities in under the terms and conditions provided by applicable laws and regulations.

In order to facilitate the implementation of this capital increase, you could authorize the Board of Directors and grant it all powers, for a term not to exceed two years in order to:

–	increase the share capital in a maximum nominal amount of 1% of the share capital as of October 13, 2003, i.e., 25,965.8712 euros, at its sole discretion and in one or several times, by way of the issuance of new shares at their par value, which will have to be fully paid-up upon subscription,

–	set the amount of the subscription price, in accordance with the terms and conditions set forth at Article L. 443-5 of the French Labor Code, under the supervision of the statutory auditor, and the number of shares granted to each beneficiary, pursuant to Article L. 225-138 of the Commercial Code,

–	set the dates of commencement and close of subscriptions,

–	inform the Company’s employees, close the subscriptions in advance once all of the new shares have been subscribed,

–	receive the payments, deposit the funds in accordance with the law, and

–	amend the bylaws accordingly, take all necessary steps, proceed with formalities required by law.

As from their issuance, shares issued in this manner would be pari passu to existing shares, would benefit from the same rights and would be governed by the same provisions of the by-laws and by the decisions of the General Shareholders’ Meeting. The shares shall be fully paid in cash upon subscription.

If the subscription did not absorb the entirety of the contemplated capital increase, we propose that you authorize the Board of directors to limit the capital increase to the amounts received, provided that such amount be at least equal to three quarters of the initial amount of the capital increase.

We draw your attention to the fact that the Company does not have a company savings plan. In addition, these capital increases would not be appropriate in light of the Company’s current situation.

After having heard the reading of the special report of the Statutory Auditor relating to the cancellation of the preferential subscription rights for both the issuance of shares reserved for employees and the issuance of warrants (BSA) reserved to certain directors of the Company, we are submitting to a vote the draft resolutions approved by the Board during its meeting held on October 2 and 13, 2003. We invite you to vote in favor of the second, fourth, sixth, eighth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth, sixteenth, seventeenth and nineteenth resolutions, and against the first, third, fifth, seventh, ninth and eighteenth resolutions, on the enclosed proxy card.

The Board of Directors